Exhibit 4.4

Summary of IMI Acquisition Agreements

I.	Overview

1.	Background
On November 25, 2018 (the "Acquisition Date"), Elbit Systems Ltd. (the “Company”) completed the acquisition (the “Acquisition”) of 100% of the share capital of IMI Systems Ltd. (“IMI”) from the Government of Israel (“Seller” or “GOI”) for the purchase price described below. The Acquisition was pursuant to the GOI’s decision to privatize IMI (the “Privatization”). In order to implement the Privatization, during 2015 the GOI issued a tender to sell IMI. Towards the end of 2015, all potential bidders for the tender except the Company withdrew their participation, and the Company remained the sole bidder. During 2016, 2017 and 2018, the Company and the GOI were engaged in a process to complete the Acquisition.

2.	IMI

IMI is an Israeli defense company, engaged in the development, manufacture, marketing and sale of various munitions and other defense systems and products, principally survivability and protection systems for armored vehicles. IMI was incorporated in 2015 and was, prior to the Acquisition, a GOI-owned company. On January 1, 2016, IMI acquired most of the assets and liabilities of Israel Military Industries Ltd., a GOI-owned company that was incorporated in 1990 (and which prior to its incorporation acted as a unit of the GOI). IMI owns approximately 85% of the ordinary shares of Ashot Ashkelon Industries Ltd. (“Ashot”), an Israeli publicly-traded company engaged primarily in build-to-print manufacture of gears, transmissions and gear boxes, and the remaining 15% of Ashot’s shares are traded on the Tel-Aviv Stock Exchange.

3.	Liabilities and Assets Excluded from the Acquisition

Certain liabilities of Israel Military Industries Ltd. were not transferred to IMI in 2016 and remained within the GOI-owned Israel Military Industries Ltd., which changed its name in December 2016 to Netzer Hasharon Ltd. (“Netzer Hasharon”). On the Acquisition Date, certain assets, liabilities and employees of IMI, mainly dealing with the manufacture of heavy rockets propulsion, which were not acquired by the Company, were transferred to another GOI-owned entity, "Tomer - A Government-Owned Company Ltd.” (“Tomer”).

4.	Purchase Price

The purchase price for the Acquisition is approximately $495 million (NIS 1.8 billion) (the “Purchase Price”). Approximately $106 million of the Purchase Price is payable in deferred payments, with approximately $54 million to be paid by the Company on December 31, 2020 and approximately $52 million to be paid on December 29, 2022. An additional payment of up to approximately $27 million (NIS 100 million) is to be paid by the Company, contingent upon IMI meeting certain agreed performance goals. An agreed upon portion of the Purchase Price was transferred by the Seller to cover monetary liabilities of IMI existing on the Acquisition Date. Some monetary amounts mentioned in this Exhibit are linked to various indexes, to be paid according to certain milestones defined in the Acquisition Agreements.

5.	“As Is” Transaction

Due to the tender requirements for the Privatization, the sale was essentially an “as is” purchase, with the Seller providing very limited representations.

II.	Major Agreements and Understandings Related to the Acquisition
The agreements and understandings relating to the Acquisition comprise two GOI decisions relating to the Privatization; several agreements between GOI entities and branches and IMI; several agreements between GOI entities and branches and the Company; several agreements between IMI and Netzer Hasharon and between IMI and Tomer; and several agreements between IMI and the employees trade union (collectively referred to as the “Acquisition Agreements”). The following is a summary of the major provisions under the Acquisition Agreements that were not described above:

1.	Arrangements Relating to Real Estate

IMI executed several agreements with the Israel Land Authority (the “ILA”) granting IMI the rights described in items A. through F. below:

A.	The right to use IMI’s Israeli sites and facilities in Ramat Hasharon, Tirat-Hacarmel, Nazareth Illit and Ramat Beka.

B.	The right to long-term lease authorization (49 years + 49 years) and usage at the Ramat Beka and Nazareth Illit sites, which will come into effect upon resolving certain planning and zoning matters.

C.	The Ramat Hasharon Arrangement:
IMI was granted temporary use permits for the Ramat Hasharon site until December 2023, by which date IMI is obligated to evacuate the site, except for 80 dunams (approximately 20 acres), in which it was granted longer lease rights. In consideration for the evacuation of the Ramat Hasharon site, IMI will receive from the ILA a total amount of approximately $365 million (NIS 1.3 billion).

D.	The Tirat-Hacarmel Arrangement:
IMI is obligated to evacuate the Tirat-Hacarmel site and transfer applicable activities and facilities to an existing Company site in Yokneam, Israel. IMI has the right to continue operating at the Tirat-Hacarmel site until building rights in Yokneam will be granted and implemented. In consideration for the evacuation of the Tirat-Hacarmel site, IMI will receive from the ILA reimbursement of actual expenses of the Company related to the relocation in a total amount of up to approximately $53 million (NIS 200 million).

E.	Transferring Activities and Construction in Ramat Beka:
The Ramat Beka site, situated in southern Israel, contains approximately 50,000 dunams (approximately 12,500 acres). According to the Acquisition Agreements, facilities and activities in Ramat Hasharon will be relocated and transferred to Ramat Beka. In order to enable the relocation of facilities and the future construction of manufacturing capabilities in Ramat Beka, the GOI has been pursuing a zoning plan for the site. In consideration for the relocation to Ramat Beka the ILA will pay IMI a total amount of up to approximately $133 million (approximately NIS 500 million) to be paid according to milestones defined in the Acquisition Agreements.

F.	Givon and Area 209 sites:
The IMOD provided IMI with a long-term use permit in defined parts of the Givon and Area 209 sites.

2.	Agreement with the Israeli Ministry of Defense

The Company signed an agreement with the Israeli Ministry of Defense (“IMOD”) addressing the following issues:

A.	Rights to use Area 209.

B.	Adjustments to prior undertakings relating to the relocation of production lines from Ramat Hasharon to Ramat Beka.

C.	Adjustments to prior understandings regarding Tomer (see “Arrangements Relating to Tomer” below).

D.	Arrangements applicable to future orders of the IMOD to be placed with IMI.

3.	Handling Environmental Issues Related to the Acquisition

As part of the Acquisition Agreements, an environmental liability sharing agreement was signed prior to the Acquisition Date, between Israel Military Industries Ltd. (now Netzer Hasharon) and IMI. The main principle of this agreement is that Netzer Hasharon will be liable for environmental liabilities arising from activities or omissions that took place at IMI sites prior to January 1, 2016 (including the activities and the omissions of the Israel Military Industries GOI unit before 1990).

4.	Maintaining the State’s Essential Interests in IMI and Ashot

Essential Interests Orders relating to IMI and Ashot were published in the Israeli official gazette (the “Orders”). The Orders define areas of activity in which the State of Israel has an essential interest in maintaining and preserving IMI’s and Ashot’s capabilities and establishes certain commitments in order to ensure continuous supply of certain product lines. In addition, the Orders establish certain limitations on transferring control in IMI and Ashot. According to the GOI authorization, signed by the Company and the Company’s controlling shareholder Mr. Michael Federmann, transfer of control in IMI and Ashot to any other person or entity will require the prior approval of certain Israeli government ministers.

5.	Arrangements Regarding Employees’ Rights

A.	Continuation of Collective Bargaining Agreements.

IMI and Ashot employed approximately 2,960 employees as of December 31, 2018. Except for approximately 80 senior employees, all of the employees were employed under various collective bargaining agreements.

B.	Special Retirement Rights.

(1)
Approximately 930 employees will be entitled to special retirement rights in the event their employment is terminated by IMI or by Ashot after the Acquisition Date. Such retirement rights include the right to receive a monthly allowance during the early retirement period, the right to receive an additional monthly allowance after legal retirement age and certain one-time severance payments on the retirement date.

(2)
The Company paid a total amount of approximately $175 million (out of the Purchase Price) to a secured fund designated to ensure payments for the special retirement rights of approximately 680 employees (the "Retirement Safety Net"). The Retirement Safety Net funds were transferred to a special purpose company (“SPC”), whose shares are held by a trustee appointed by IMI and the employees’ trade union for the purpose of maintaining and handling these funds. The Retirement Safety Net funds were transferred to the SPC under two loan agreements whereby IMI loaned the funds to the SPC, and the loans will be repaid by the SPC by covering the retirement costs payable by IMI. According to a secured loan agreement signed between IMI and the SPC, the obligation to repay the loaned Retirement

Safety Net funds is secured by a guarantee issued to the SPC by an insurance company. The guarantee amounts are reduced on a periodic basis.

(3)
The collective bargaining agreements also define special retirement rights that will apply to certain employees whose employment will be terminated by IMI due to the relocation of the Ramat Hasharon and Tirat-Hacarmel facilities.

(4)
Senior employees who are not subject to the collective bargaining agreements will be entitled to special retirement rights defined in a separate arrangement. The GOI undertook to indemnify the Company with respect to certain payments which IMI may be required to pay to senior employees in connection with a privatization grant.

6.	Arrangements Relating to Tomer

Understandings relating to Tomer in the following areas were incorporated into the Acquisition Agreements:

A.
IMI and Tomer established an exclusive supplier-customer and non-competition relationship, for a period of thirteen (13) years after the Acquisition Date, that will exist between the parties concerning development, manufacture and delivery of rocket propulsion engines other than in connection with the sale of light propulsion products and services to Israel Aerospace Industries Ltd. and Rafael Advanced Defense Systems Ltd.

B.	Transfer of intellectual property and use of know-how on light rocket propulsion, including the method and terms and conditions for transferring such know-how from IMI to Tomer.

C.
Transfer of intellectual property rights and use of know-how on heavy rocket propulsion and shared know-how, including the method and terms and conditions for transferring ownership over know-how on heavy propulsion from IMI to Tomer.

D.	"Cohabitation" between IMI and Tomer at the Givon and Area 209 sites, and maintaining continuous good management of such cohabitation.

E.	The prices and payment terms of light propulsion products and services, and the additional services included in the cooperation agreement that IMI will purchase from Tomer.

F.	Tomer’s undertaking to purchase certain materials and products exclusively from IMI.